

May 30, 2014

Via E-mail
Carl S. Rubin
The Michaels Companies, Inc.
Chief Executive Officer
8000 Bent Branch Drive
Irving, Texas 75063

> **Re: The Michaels Companies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 1, 2014**
> **File No. 333-193000**

Dear Mr. Rubin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus summary, page 1

1.   We note your response to comment 3 in our letter dated January 15, 2014. Throughout your prospectus, please revise your statement that you "are the largest arts and crafts specialty retailer in North America" to clarify the metric on which this statement is based. In this regard, we note from the supplemental materials that you provided that you appear to be basing this statement on the metric of store count.

Critical accounting policies and estimates, page 46

Share-based compensation expense, page 50

2. We note your disclosure that "from February 2, 2013 to February 1, 2014, the estimated fair value of common stock decreased from $26.93 to $23.66 per share." Please reconcile

the $23.66 per share amount noted for February 1, 2014 with the $22.96 noted in the table that succeeds this disclosure.

Executive compensation, page 83

3. We note your reference to Mr. Zuh's separation agreement. Please file this agreement as an exhibit, or tell us why you are not required to do so. Please refer to Item 601(b) of Regulation S-K.

Certain relationships and related party transactions, page 115

4. Please revise this section to provide the required disclosure since the beginning of your last fiscal year, for the two fiscal years preceding your last fiscal year and any currently proposed transaction. Please refer to Item 404(a) and Instruction 1 to Item 404 of Regulation S-K.

5. Please tell us why you deleted the paragraph that previously appeared as the first paragraph under "Other relationships" in this section, as the disclosure contained therein appears to be responsive to Item 404 of Regulation S-K.

Principal and selling stockholders, page 129

6. Please revise the table to provide the correct footnote associated with Highfields Capital Management, L.P. and related funds.

7. In footnote 5 to the table you indicate that Mr. Schwarzman controls each of the Blackstone Funds and the "senior managing directors" own Blackstone Group Management L.L.C., which appears to be the ultimate parent of each of the Blackstone Funds other than Family-SMD. Please revise to clarify the natural persons with investment and voting power over the Blackstone Funds. If Mr. Schwarzman and the "senior managing directors" have investment and voting power over the Blackstone Funds, please identify the "senior managing directors."

8. Please revise to correct your statement in footnote 5 to the table that the "general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP L.P."

Index to consolidated financial statements and supplementary data, page F-1

Notes to consolidated financial statements, page F-7

9. We noted in your response to prior comment 17 of our letter dated January 15, 2014 that you planned on including a footnote for pro forma earnings per share in the notes to your financial statements. Please tell us where you have included that detail in the latest amendment or why you have decided not to provide this detail. In any event, please show us via supplemental calculation how you intend to calculate pro forma earnings per

share. In this regard, it is not clear whether the net proceeds of the offering would be sufficient to pay the distribution to the Company's equity and equity-award holders. If not, please advise how you intend to capture the deficiency in pro forma earnings per share.

Notes to consolidated financial statements, page F-7

Note 5. Debt, page F-16

10. We noted in your response to prior comment 18 of our letter dated January 15, 2014 that you would provide the disclosure required by paragraph 3(ii) in Rule 4-08(e) of Regulation S-X. As previously requested, please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of the most recently completed year and please provide us with the detail that supports the amount you computed. Please tell us where you have disclosed this restricted net asset amount in the latest amendment or show us via calculation how such restricted net assets did not exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Item 15.   Recent Sales of Unregistered Securities, page II-2

11. We note that some of your unregistered sales of securities were made in reliance on Rule 506, but it does not appear that any Forms D are on file for the relevant time period during which the identified sales were made. Please advise.

Please contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director